Exhibit 99.1

TRULITE, INC.
Three Riverway
Suite 1700
Houston, TX 77056

December 22, 2006

Mark Webb, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.W.
Mail Room 4561
Washington, D.C. 20549

RE:	Trulite, Inc. (the “Company”)
Amendment No. 6 to Registration Statement on Form 10-SB
Filed October 5, 2006
File No. 0-51696

Dear Mr. Webb:

This letter is in response to the comments contained in the Staff’s letter to Jonathon Godshall, dated November 9, 2006 (the “Comment Letter”) concerning the above-referenced registration statement (the “Registration Statement”). The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

General

1.	It appears that the company should have filed a Form 8-K under Item 5.02(a) in regard to Thomas Samson’s registration on July 24, 2006. Please advise.

The Company has now filed a Form 8-K related to Thomas Samson’s resignation.

Certain Relationships and Related Transactions, page 40

Mark Webb, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
December 22, 2006

2.	Please revise to disclose that John T. Moran is under a permanent broker-dealer bar as of December 1994, and that his activities on behalf of the Company may be in violation of that bar.

As requested, disclosure has been added on page 39 regarding Mr. Moran’s permanent broker-dealer bar and his activities on behalf of the Company.

Exhibits

3.
It appears that Exhibits 10.47 through 10.49 and 10.51 through 10.53 have either not been filed or filed under the incorrect exhibit number. Please revise your exhibit list accordingly and file the remaining exhibits. We also note that you state correctly under Director Resignations on page 35 that Mr. Samson’s resignation letter has been filed as Exhibit 10.49, while your exhibit list lists it as 10.53.

The Company has renumbered the exhibit list to correct for mismatches in numbering for the following exhibits:

—The exhibits originally listed as 10.47 through 10.49 are now listed as 10.51 through 10.53 (and were originally filed as Exhibits 10.1 through 10.3 to the Company’s Current Report on Form 8-K dated August 7, 2006).

—The Form of Warrant Agreement for the April 13, 2006 private offering, and the Form of Warrant Agreement for the Boru and Jelco issuances, which were originally listed as Exhibits 10.51 and 10.52, respectively (and originally filed as exhibits to Form 10-SB/A, filed July 28, 2006), are now listed as Exhibits 10.47 and 10.48, respectively.

—The Promissory Note dated September 21, 2006 made by Trulite in favor of Standard Renewable Energy Group, L.L.C., which was originally listed as Exhibit 10.52 (and originally filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated September 19, 2006) is now listed as Exhibit 10.56.

—The Resignation Letter of Thomas Samson, which was originally listed as Exhibit 10.53 (and originally filed as an exhibit to Form 10-SB/A, filed July 28, 2006), is now listed as Exhibit 10.49.

Mark Webb, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
December 22, 2006

All of the above were originally filed as exhibits to other forms, and the mistakes in the exhibit list were largely the result of duplicate exhibit numbering between forms.

Thank you for your attention to this matter. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to Jim Ryan of Jackson Walker L.L.P. at (214) 953-5801.

Sincerely,

Jonathan Godshall, President
Trulite, Inc.

cc:	Gregory Dundas
Jim Ryan